Exhibit 99.1

Realm Therapeutics plc

(“Realm”, “Realm Therapeutics” or the “Company”)

Completion of Assets Disposal

MALVERN, PA, March 29, 2019 – Realm Therapeutics plc (NASDAQ: RLM) today announces the completion of its previously announced Assets Disposal representing certain assets, which comprise the Vashe® wound care royalty stream, an FDA 510(k)-cleared anti-itch hydrogel, which was formerly marketed as Aurstat™, HOCI related equipment, intellectual property (including know-how, patents and copyrights), program records, and certain assigned contracts and intellectual property licenses (as detailed in the Circular to Shareholders issued on February 15, 2019). Gross proceeds of the Assets Disposal are $10 million.

Realm continues to assess options available to maximize shareholder value through the strategic review. The Company remains in discussions with interested parties regarding a potential strategic transaction and intends to update the market with respect thereto in early Q2 2019. The net proceeds of the Assets Disposal will augment the Company’s current cash resources, which may be deployed in event of such a transaction.

Capitalized terms used but not defined in this announcement shall have the meanings given to them in the circular sent to Realm shareholders on February 15, 2019, which remains available on the Company's website at www.realmtx.com.

RNS-RLM

About Realm Therapeutics

Realm Therapeutics is currently exploring strategic alternatives. The Investing Policy, which remains the strategic focus of the Directors, requires the Company to seek to invest in, partner with, acquire and/or be acquired by a company with meaningful development potential in the life sciences sector or with good overall business prospects. For more information on Realm Therapeutics, please visit www.realmtx.com.

Forward-Looking Statements

Certain statements contained herein constitute forward-looking statements, including those with respect to the timing and completion of any proposed strategic transaction. These forward-looking statements reflect the Company’s judgment at the date of this announcement and are not intended to give any assurance as to future results. Except as required by Nasdaq or applicable law, the Company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained in this announcement to reflect any changes in the Company’s expectations about them or any changes in events, conditions or circumstances on which any such statement is based.

Contacts:

Realm Therapeutics plc

Alex Martin, Chief Executive Officer

Marella Thorell, Chief Financial Officer and Chief Operating Officer

Outside U.S.: +44 (0) 20 3727 1000

U.S.: +1 212 600 1902

Argot Partners

Stephanie Marks / Claudia Styslinger

+1 212 600 1902

FTI Consulting

Simon Conway

+44 (0) 20 3727 1000